Exhibit 99.1

press release
ArcelorMittal publishes its 2024 Payments to governments in respect of extractive activities report
30 June 2025, 16:00 CET

ArcelorMittal (’the Company’) has today filed its 2024 Payments to governments in respect of extractive activities report, which provides a consolidated overview of payments made by the Company and its subsidiaries in 2024 to governments regarding its mining operations.

The report, which complies with reporting requirements under Luxembourg law, is available for download from https://corporate.arcelormittal.com/corporate-library.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contacts:

ArcelorMittal Investor Relations
General        +44 20 7543 1128
Sustainability    +44 203 214 2490
Bonds/Credit     +33 157 955 035
E-mail        investor.relations@arcelormittal.com

ArcelorMittal Corporate Communications
Paul Weigh    +44 20 3214 2419
E-mail:         press@arcelormittal.com